UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: August 28, 2009

2

Exhibit Index
Exhibit 99.1 — Press Release

3

Exhibit 99.1

CNinsure Reports Second Quarter and First Half 2009 Unaudited Financial Results
GUANGZHOU, August 26, 2009 /PRNewswire-Asia-FirstCall/ — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter and the first half ended June 30, 2009. 1
Financial Highlights:
Highlights for Second Quarter 2009
•	Total net revenues: RMB285.7 million (US$41.8 million), representing an increase of 33.0% from the corresponding period of 2008, which was in line with the previous guidance.

•	Income from operations: RMB82.4 million (US$12.1 million), representing an increase of 16.5% from the corresponding period of 2008.

•	Net income attributable to the Company’s shareholders: RMB84.6 million (US$12.4 million), representing an increase of 39.5% from the corresponding period of 2008.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB1.854 (US$0.271) and RMB1.835 (US$0.269), respectively, representing an increase of 39.5% and 38.1%, respectively, from the corresponding period of 2008.

Highlights for First Half 2009
•	Total net revenues: RMB501.6 million (US$73.4 million), representing an increase of 42.7% from the corresponding period of 2008.

•	Income from operations: RMB128.3 million (US$18.8 million), representing an increase of 24.1% from the corresponding period of 2008.

•	Net income attributable to the Company’s shareholders: RMB130.1 million (US$19.1 million), representing an increase of 36.0% from the corresponding period of 2008.

•	Basic and diluted net income per ADS: RMB2.852 (US$0.418) and RMB2.835 (US$0.415), respectively, representing an increase of 36.0% and 35.2%, respectively, from the corresponding period of 2008.
Commenting on the financial results, Mr. Yinan Hu, chairman and CEO of CNinsure stated: “We are very pleased to achieve our operating targets with solid financial results, which has once again proved the viability of our business model. Amid the global financial crisis, the management has effectively capitalized on new growth opportunities and proactively explored new ways to develop the Company, which has further enhanced our competitiveness and laid a solid foundation for the Company’s sustainable growth in the coming years.”

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8302 to US$1.00, the effective noon buying rate as of June 30, 2009 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

1-14

“During the first half of 2009, the Company continued its strategic investments in expanding its distribution and service network, especially that of Datong segment (‘Datong’), the second distribution arm for life insurance products. The investment, though important strategically, will inevitably impose adverse impact on our current operating income. As of June 30, 2009, Datong has already established 10 insurance agencies, 23 sales outlets and 126 sales teams in 10 provinces in China, with four more provincial agencies to be established later this year. We anticipate that Datong will contribute more significantly to our net income growth starting from the third quarter of this year. In addition, the investment in replacing our legacy IT systems and deploying a new one, which started from the first half of 2008 and gradually being put into use in 2009, also imposed some pressure on our operating income. Excluding the aforementioned factors, our operating income would have grown by approximately 38% year-over-year in the first half of 2009. Despite the short-term adverse impact, we believe that investing in our distribution network and IT system is essential to our long-term sustainable growth. That is why it is extremely important for the Company to allocate resources strategically to fund these investments while ensuring the delivery of our net income growth target. The sound bottom line for the second quarter has evidenced the management’s effective allocation of resources to achieve our near-term net income target and facilitate our pursuit of medium-to-long term strategic objective.”
“Since 2008, the China Insurance Regulatory Commission (the ‘CIRC’) has taken a series of measures to regulate the insurance market in order to maintain a sound and stable development of the insurance industry. These measures included rolling out nation-wide ‘no auto insurance policy issued before paid-up premium’, requiring higher registered capital for access to independent insurance intermediary sector, strengthening law enforcement against industry malpractices and illegal activities, further tightening supervision upon insurers’ solvency, and promoting insurers to maintain a product mix with emphasis on protection and guarantee. We expect these regulatory changes will lead to a further consolidation in the independent insurance intermediary sector, from which we believe CNinsure, as a leading player in the insurance intermediary market, will benefit significantly.”
He continued: “The CIRC has recently issued “Measures to Reform the Insurance Marketing System” (a draft version for public opinion solicitation) (‘Measures’). According to the Measures, the CIRC aims to do away with the pyramid structure that is commonly used in organizing insurance sales agents, and replace that with a brand-new insurance retail distribution system, within five years, which will clarify the employment status for all insurance sales agents, facilitate multi-channel development rather than captive agency alone, and bring more dynamism and vigor into the market. CNinsure’s business model and persistence in building up a ‘service platform’ will enable us to have a first move advantage and play an active role in the reforming process by supporting the independently registered insurance agents to continue their customer-driven and demand-based marketing practice. In anticipation of the change, CNinsure launched a fee-based ‘platform and service utilization program’ on a trial basis in two of its subsidiaries in the second quarter. We expect this new revenue model, if successfully applied to more subsidiaries of the Company, will have a positive impact on our overall gross margin and net margin, fully evidencing the value of our operating platform and nationwide distribution network as dual engines driving the growth of the Company in the past years and years to come.”

2-14

Financial Results for the Second Quarter Ended June 30, 2009
Total net revenues for the second quarter ended June 30, 2009 were RMB285.7 million (US$41.8 million), representing an increase of 33.0% from RMB214.8 million for the corresponding period of 2008. The increase was primarily attributable to: (1) an increase in the number of our sales professionals and claims adjusters by 69.3% to 34,276 and 82.1% to 1,262, respectively, by the second quarter of 2009, with operations in 22 provinces compared to 13 provinces one year ago, (2) newly acquired entities and (3) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at corporate headquarter levels.
Total operating costs and expenses were RMB203.3 million (US$29.8 million) for the second quarter of 2009, representing an increase of 41.1% from RMB144.1 million for the corresponding period of 2008.
Commissions and fees expenses were RMB141.4 million (US$20.7 million) for the second quarter of 2009, representing an increase of 29.3% from RMB109.3 million for the corresponding period of 2008. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB11.6 million (US$1.7 million) for the second quarter of 2009, representing an increase of 309.8% from RMB2.8 million for the corresponding period of 2008. The significant increase was primarily due to sales growth and the increase in expenses incurred by newly established and acquired branches and sales outlets.
General and administrative expenses were RMB50.3 million (US$7.4 million) for the second quarter of 2009, representing an increase of 57.4% from RMB31.9 million for the corresponding period of 2008. The increase was primarily due to the following factors:
(1)	increases in office rental expenses and expenses incurred by newly acquired entities and the expansion of distribution and service network;

(2)	increases in depreciation of fixed assets as a result of the operation of our upgraded IT system in affiliated entities;

(3)	increases in headcount, particularly the recruitment of more high-calibred senior managers, and higher basic salaries for the managerial and administrative staff; and

(4)	increases in amortization of intangible assets as a result of the acquisitions that we made in 2008 and 2009.
As a result of the foregoing factors, income from operations was RMB82.4 million (US$12.1 million) for the second quarter of 2009, representing an increase of 16.5% from RMB70.7 million for the corresponding period of 2008. Operating margin was 28.8% for the second quarter of 2009, compared to 32.9% for the corresponding period of 2008.

3-14

In the second quarter of 2009, the Company acquired additional 41% and 46% of equity interests in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”) and Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Anlian”), respectively. The net effect of the acquisitions on the Consolidated Statements of Operations of the Company was RMB8.2 million (US$1.2 million) in aggregate, as a result of the follow factors:
(1)
recognition of RMB18.9 million (US$2.8 million) investment income, representing gains from re-measuring the 10% and 5% equity interests formerly held by the Company in Zhixin and Anlian, respectively[2]. As a result, RMB4.7 million (US$0.7 million) deferred income tax expense was recognized, which was included in income tax expense; and

(2)	recognition of RMB5.9 million (US$0.9 million) expense, resulting from changes in the fair value of contingent consideration payables for acquisitions of Zhixin and Anlian[2].
Interest income for the second quarter of 2009 was RMB8.8 million (US$1.3 million), representing a decrease of 17.5% from RMB10.7 million for the corresponding period of 2008, primarily due to the decrease in bank deposit interest rate.
Income tax expense for the second quarter of 2009 was RMB30.4 million (US$4.5 million), representing an increase of 58.9% from RMB19.2 million for the corresponding period of 2008. The increase was primarily attributable to (1) the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009, (2) changes in fair value of contingent consideration payables which were non-tax deductible for China tax purpose, and (3) the increase of expenses incurred outside China, including legal and audit fees, and share-based compensation expense, which were non-tax deductible for China tax purpose. Effective income tax rate was 29.2% for the second quarter of 2009, compared to 23.5% for the corresponding period of 2008.
Net income attributable to the Company’s shareholders was RMB84.6 million (US$12.4 million) for the second quarter of 2009, representing an increase of 39.5% from RMB60.6 million for the corresponding period of 2008.
Net margin was 29.6% for the second quarter of 2009, compared to 28.2% for the corresponding period of 2008.
Basic net income per ADS was RMB1.854 (US$0.271) for the second quarter of 2009, compared to RMB1.329 for the corresponding period of 2008, representing an increase of 39.5% from the corresponding period of 2008. Fully diluted net income per ADS was RMB1.835 (US$0.269) for the second quarter of 2009, compared to RMB1.329 for the corresponding period of 2008, representing an increase of 38.1% from the corresponding period of 2008.

[2]
Pursuant to the revision of SFAS 141 “Business Combinations” (“SFAS141R”), in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at acquisition date fair value and recognize gain or loss, if any, in earnings. As for contingent consideration, subsequent changes in fair value of contingent consideration shall be recognized in earnings.

4-14

As of June 30, 2009, the Company had RMB1,748.4 million (US$256.0 million) in cash and cash equivalents.
Financial Results for the First Half ended June 30, 2009
Total net revenues for the first half of 2009 were RMB501.6 million (US$73.4 million), representing a 42.7% increase from RMB351.5 million for the corresponding period of 2008. The increase was primarily attributable to (1) increased sales force, (2) newly acquired entities and (3) the increase in performance bonuses paid by life insurers as a result of growth in sales volume and more contracts entered into with life insurers at corporate headquarter levels.
Total operating costs and expenses for the first half of 2009 were RMB373.2 million (US$54.6 million), representing an increase of 50.5% from RMB248.1 million for the corresponding period of 2008.
Commissions and fees expenses for the first half of 2009 were RMB263.0 million (US$38.5 million), representing an increase of 45.8% from RMB180.4 million for the corresponding period of 2008. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses for the first half of 2009 were RMB19.4 million (US$2.8 million), representing an increase of 178.0% from RMB7.0 million for the corresponding period of 2008. The significant increase was primarily due to sales growth and the increase in expenses incurred by newly established and acquired branches and sales outlets.
General and administrative expenses for the first half of 2009 were RMB90.9 million (US$13.3 million), representing an increase of 49.7% from RMB60.7 million for the corresponding period of 2008. The increase was primarily due to the following factors:
(1)	increases in office rental expenses and expenses incurred by newly acquired entities and the expansion of distribution and service network;

(2)	increases in depreciation of fixed assets as a result of the operation of our upgraded IT system in affiliated entities;

(3)	increases in headcount, particularly the recruitment of more high-calibred senior managers, and higher basic salaries for the managerial and administrative staff; and

(4)	increases in amortization of intangible assets as a result of acquisitions we made in 2008 and 2009.
As a result of the foregoing factors, income from operations for the first half of 2009 was RMB128.3 million (US$18.8 million), representing an increase of 24.1% from RMB103.4 million for the corresponding period of 2008. Operating margin was 25.6% for the first half of 2009, compared to 29.4% for the corresponding period of 2008.

5-14

In the second quarter of 2009, the Company acquired additional 41% and 46% of equity interests in Zhixin and Anlian, respectively. The net effect of the acquisitions on the Consolidated Statements of Operations of the Company was RMB8.2 million (US$1.2 million), as a result of the follow factors:
(1)
recognition of RMB18.9 million (US$2.8 million) investment income, representing gains from re-measuring the 10% and 5% equity interests formerly held by CNinsure in Zhixin and Anlian, respectively[2]. As a result of the investment income, RMB4.7 million (US$0.7 million) deferred income tax expense was recognized, which was included in income tax expense, and

(2)	recognition of RMB5.9 million (US$0.9 million) expense, resulting from changes in fair value of contingent consideration payable for acquisitions of Zhixin and Anlian[2].
For the first half of 2009, total interest income was RMB18.6 million (US$2.7 million), representing a decrease of 21.6% from RMB23.7 million for the corresponding period of 2008, primarily due to the decrease in bank deposit interest rate.
For the first half of 2009, income tax expense was RMB45.9 million (US$6.7 million), representing an increase of 51.3% from RMB30.4 million for the corresponding period of 2008. The increase was primarily attributable to (1) the increase of effective income tax rate in Shenzhen from 18% in 2008 to 20% in 2009, (2) changes in fair value of contingent consideration payables which were non-tax deductible for China tax purpose, and (3) the increase of expenses incurred outside China, including legal and audit fees, and share-based compensation, which were non-tax deductible for China tax purpose. Effective income tax rate was 28.6% for the first half of 2009, compared to 23.9% for the corresponding period of 2008.
For the first half of 2009, net income attributable to the Company’s shareholders was RMB130.1 million (US$19.1 million), representing an increase of 36.0% from RMB95.7 million for the corresponding period of 2008.
Net margin was 25.9% for the first half of 2009, compared to 27.2% for the corresponding period of 2008.
Basic net income per ADS was RMB2.852 (US$0.418) for the first half of 2009, compared to RMB2.097 for the corresponding period of 2008, representing an increase of 36.0% from the corresponding period of 2008. Fully diluted net income per ADS was RMB2.835 (US$0.415) for the first half of 2009, compared to RMB2.097 for the corresponding period of 2008, representing an increase of 35.2% from the corresponding period of 2008.
Recent developments:
•
On July 20, 2009, CNinsure launched a human resources management project. It will work with Hewitt Associates, Inc., a leading global human resources consulting company, to build its strategy-oriented human resources management system, optimize its organizational control and transform itself from a capital-powered company into a talent-powered one.

6-14

•
On July 7, 2009, CNinsure’s board approved the Company’s long-term strategic objective to grow from an insurance product distributor and after-sales services provider to become a first-class diversified financial services group, and emphasized that the Company would stay focused on its business model and market positioning, limiting its business scope only to brokerage and service outsourcing without assuming underwriting or credit risks.

•
As of June 30, 2009, CNinsure had 34,276 sales professionals, compared to 20,243 sales professionals as of June 30, 2008. Its distribution and service network consisted of 45 insurance agencies, five insurance brokerages and four claims adjusting firms with 408 sales and services outlets operating in 22 provinces, compared to 28 insurance agencies, four insurance brokerages and three claims adjusting firms with 264 sales and service outlets operating in 13 provinces as of June 30, 2008. In addition, CNinsure’s insurance claims adjusting business had 1,262 professional adjustors as of June 30, 2009, compared to 693 professional adjustors as of June 30, 2008.

•
As of June 30, 2009, CNinsure had achieved the following results in IT platform construction: (1) an integrated operating platform that contains the Core Business System, an Enterprise Resource Planning (ERP)-based financial and accounting system and our Human Resource (HR) System had been put into full operation in Datong, and had been operating on a pilot basis in selected affiliated subsidiaries under the Property and Casualty Insurance (“P&C”), Life Insurance and Claims Adjusting segments; (2) the Core Business System on a stand-alone basis had been put into use at most of its affiliated subsidiaries including all life insurance agencies; (3) design and development of the e-sales solution part of Business Operation Support System was initiated.; and (4) the e-learning system construction was completed and the system has been launched on a pilot basis in selected affiliates.

•
As of June 30, 2009, net revenues from commissions and fees derived from P&C Insurance, Life Insurance and Claims Adjusting businesses grew by 21.2%, 66.5% and 77.8% year-over-year, respectively, each contributing 69.2%, 19.4% and 11.4% of the total net revenues for the second quarter of 2009, respectively.

•
On June 1, 2009, CNinsure announced the signing of definitive agreements to acquire 100% of equity interest in Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd., a company specialized in the provision of claims adjusting services related to non-automobile property and casualty insurance, through Fanhua Surveyors & Loss Adjustors Co., Ltd, in which 51% of equity interest was held by CNinsure.

•
According to the Insurance Intermediary Market Development Report for the first half year 2009 published by the CIRC, based on revenues in the first half of 2009, CNinsure had seven affiliated insurance agencies, one affiliated insurance brokerage, and three affiliated claims adjusting firms among China’s top 20 of their respective categories, each accounting for 11.73%, 0.88% and 11.67% of the total revenues of all insurance agencies, brokerages and claims adjusting firms, respectively, in China.

7-14

Business Outlook
For the third quarter 2009, CNinsure expects approximately 35% growth in its total net revenues from the corresponding period of 2008. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.
Conference Call
The Company will host a conference call to discuss the second quarter 2009 results at

Time:	9:00 pm Eastern Standard Time on August 26, 2009 or 9:00 am Beijing/Hong Kong Time on August 27, 2009
The dial-in numbers:

United States:	+ 1-866-549-1292
United Kingdom:	0808-234-6305
Canada:	+1-866-8691-825
Singapore:	800-852-3576
Taiwan: Hong Kong & Other Areas:	0080-185-6004 +852-3005-2050
China (Mainland):	400-681-6949
Password: 885507#
A replay of the call will be available for three days as follows:

+852-3005-2020	(Hong Kong & other areas)
PIN number: 142589#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

8-14

About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 26, 2009, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

9-14

CNinsure Inc.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2008[3]	2009[3]	2009[3]
	(As Adjusted)
	RMB	RMB	US$

ASSETS:

Current assets:
Cash and cash equivalents	1,510,432	1,748,353	255,974
Restricted cash	4,200	2,999	439
Accounts receivable, net	90,452	125,666	18,399
Insurance premium receivables	21	704	103
Other receivables	57,151	46,776	6,848
Deferred tax assets	1,808	3,829	561
Amounts due from related parties	207,595	16,227	2,376
Other current assets	5,224	5,079	744

Total current assets	1,876,883	1,949,633	285,444

Non-current assets:
Property, plant, and equipment, net	72,538	96,528	14,132
Goodwill	37,888	325,843	47,706
Intangible assets	53,518	87,025	12,741
Deferred tax assets	4,836	1,950	285
Investment in an affiliate	427	401	59
Other non-current assets	425	2,832	415

Total assets	2,046,515	2,464,212	360,782

[3]
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard No. 160 (“SFAS 160”). SFAS 160, which was retrospectively applied, requiring noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

10-14

CNinsure Inc.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2008[3]	2009[3]	2009[3]
	(As Adjusted)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	59,867	67,747	9,919
Insurance premium payables	4,200	2,999	439
Other payables and accrued expenses	73,712	90,249	13,213
Contingent consideration payables	—	133,750	19,582
Accrued payroll	15,336	13,290	1,946
Income tax payable	26,140	29,509	4,320
Amounts due to related parties	10,967	6,141	899
Dividend payable	—	68,558	10,037

Total current liabilities	190,222	412,243	60,355

Non-current liabilities:
Contingent consideration payables	—	22,220	3,253
Long-term borrowings	—	86	13
Other tax liabilities	1,871	2,152	315
Deferred tax liabilities	8,351	20,460	2,996

Total liabilities	200,444	457,161	66,932

Common stock	7,036	7,036	1,030
Additional paid-in capital	1,666,723	1,601,753	234,510
Statutory reserves	71,237	71,237	10,430
Retained earrings	80,462	210,605	30,835
Accumulated other comprehensive loss	(73,810)	(72,461)	(10,609)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,818,170	266,196

Noncontrolling interests[4]	94,423	188,881	27,654

Total shareholders’ equity	1,846,071	2,007,051	293,850

Total liabilities and shareholders’ equity	2,046,515	2,464,212	360,782

[4]	December 31, 2008 balances were extracted from the form 20-F as of December 31, 2008, as adjusted resulting from the adoption of SFAS160.

11-14

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2008[5]	2009	2009	2008[5]	2009	2009
	(As Adjusted)			(As Adjusted)
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	214,698	285,539	41,805	351,180	501,193	73,379
Other service fees	150	142	21	286	359	52

Total net revenues	214,848	285,681	41,826	351,466	501,552	73,431

Operating costs and expenses:
Commissions and fees	(109,337)	(141,397)	(20,702)	(180,405)	(263,024)	(38,509)
Selling expenses	(2,829)	(11,594)	(1,697)	(6,964)	(19,358)	(2,834)
General and administrative expenses	(31,946)	(50,290)	(7,363)	(60,710)	(90,861)	(13,303)

Total operating costs and expenses	(144,112)	(203,281)	(29,762)	(248,079)	(373,243)	(54,646)

Net income from operations	70,736	82,400	12,064	103,387	128,309	18,785
Other income, net:
Investment income	—	18,905	2,768	—	18,905	2,768
Interest income	10,670	8,800	1,288	23,702	18,575	2,719
Interest expense	(30)	(1)	—	(37)	(3)	—
Others, net	(10)	104	15	(8)	958	140
Changes in fair value of contingent consideration payables	—	(5,946)	(870)	—	(5,946)	(870)

Net income before income taxes	81,366	104,262	15,265	127,044	160,798	23,542
Income tax expense	(19,165)	(30,446)	(4,458)	(30,370)	(45,939)	(6,726)

Share of income (loss) of an affiliated company	85	7	1	85	(27)	(4)

Net Income	62,286	73,823	10,808	96,759	114,832	16,812

Less: Net income (loss) attributable to the noncontrolling interests[5]	1,647	(10,775)	(1,578)	1,087	(15,312)	(2,242)

Net income attributable to the Company’s Shareholders	60,639	84,598	12,386	95,672	130,144	19,054

[5]	Amounts were extracted from the form 6-K for the quarter ended June 30, 2008, as adjusted resulting from the adoption of SFAS 160.

12-14

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share and per ADS data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2008[5]	2009	2009	2008[5]	2009	2009
	(As Adjusted)			(As Adjusted)
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.066	0.093	0.014	0.105	0.143	0.021
Diluted	0.066	0.092	0.013	0.105	0.142	0.021

Net income per ADS:
Basic	1.329	1.854	0.271	2.097	2.852	0.418
Diluted	1.329	1.835	0.269	2.097	2.835	0.415

Shares used in calculating net income per share:
Basic	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726
Diluted	912,497,726	922,053,371	922,053,371	912,497,726	918,084,553	918,084,553

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net

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